Exhibit 99.3

Notice to Owners of
Level III American Depositary Receipts of

MAZOR ROBOTICS LTD.

Level III Cusip#: 57886P103 ISIN#: US57886P1030

Holders of record on October 27, 2013 of Depositary Receipts (each ADR representing two (2) common shares of the Company) of Mazor Robotics Ltd., issued under the Deposit Agreement dated as of May 22, 2013 among Mazor Robotics Ltd., (the “Company”), The Bank of New York Mellon, as Depositary (the “Depositary”), and the Holders of the Depositary Receipts issued thereunder, are hereby notified that the Depositary has received the attached Notice of an Annual and Extraordinary General Meeting of Shareholders of the Company (the “Notice”), to be held on November 26, 2013. The Notice sets forth the details regarding the proposed resolutions.

By provision of Section 4.07, Voting of Shares, of the aforementioned Deposit Agreement, Owners of Global Depositary Receipts are entitled, subject to any applicable provision under Israeli law, and the Charter of the Company, to instruct the Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective Depositary Shares.  Upon the written request of an Holder on such record date, received on or before 12:00 p.m. EST November 19, 2013, the Depositary, shall endeavor, insofar as practicable, to vote, or cause to be voted, the amount of Shares, or other Deposited Securities, represented by the Depositary Shares evidenced by such Receipts in accordance with the instructions set forth in such request.

Please be aware under Israeli Law, you must notify the Depositary if you have a personal interest in the resolutions brought before the Meeting. Therefore, please note and detail in the spaces provided for this purpose whether or not you are a controlling shareholder or have a personal interest in these resolutions, as the case may be. If you fail to so indicate or to describe your controlling interest or personal interest, as the case may be, your vote will not be counted.

The Depositary will only endeavor to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received.  If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear) with respect to any or all of the Deposited Shares represented by such Holder’s ADRs on or before 12:00 p.m. EST November 19, 2013, the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.

The Bank of New York Mellon,
as Depositary
Date: October 21, 2013

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF MAZOR ROBOTICS LTD.

TO:         The Bank of New York Mellon, ADR Proxy Group
Fax Number:                                           (212) 571-3053
Telephone Number:                               (212) 815-5021 (Mira Daskal)

RE:           MAZOR ROBOTICS LTD.
Annual and Extraordinary General Meeting of Shareholders to be held on November 26, 2013

FROM:_________________________________________________________________
                                                                     Company Name

SIGNATURE:_____________________________________________________________
                                                       Authorized Signatory Name, Signature

CONTACT INFO:   _____________________________________________________________
                                                      Telephone/Fax Number, E-mail Address

TOTAL NUMBER LEVEL III ADRs (CUSIP # 57886P103)
HELD AS OF OCTOBER 27, 2013:_____________________________________________

NUMBER ADRs BEING VOTED:  ________________________________________

DATE: ________________________, 2013

MAZOR ROBOTICS LTD
ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
November 26, 2013

The above-noted holder of Level III American Depositary Receipts (“ADRs”) of Mazor Robotics Ltd. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor insofar as practicable, to vote or cause to be voted the number of Deposited Securities underlying the ADRs held as of close of business on October 27, 2013 at the Annual and Extraordinary General Meeting of Shareholders of the Company to be held on November 26, 2013 in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY NOVEMBER 19, 2013 AT 12:00 PM EST TO BE VALID

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF MAZOR ROBOTICS LTD.

Item 1: Appointment of somekh chaikin, certified public accountants (Israel), a member of KPMG international, as independent public accountants of the company and to receive information regarding the remuneration.

□ FOR   □ AGAINST      □ ABSTAIN

Item 1A: Do you have a personal interest in this resolution*

□ YES *              □ NO

Item 2 :  Re-election of Directors:

Item 2A: Mr. Jonathan Adereth                                                     Item2A.1: Do you have a personal interest in this resolution*

□ FOR   □ AGAINST  □ ABSTAIN                                                                                     □ YES*              □ NO

Item 2B: Mr. Ori Hadomi                                                                 Item 2B.1: Do you have a personal interest in this resolution*

□ FOR   □ AGAINST  □ ABSTAIN                                                                                     □ YES*               □ NO

Item 2C: Mr. Sarit Soccary Ben-Yochanan                                  Item 2C.1:Do you have a personal interest in this resolution*

□ FOR   □ AGAINST  □ ABSTAIN                                                                                     □ YES*               □ NO

Item 3 :  Re-elect the External Directors of the company:

Item 3A: Mr.Gil Bianco                                                                    Item 3A.1: Do you have a personal interest in this resolution*

□ FOR   □ AGAINST  □ ABSTAIN                                                                                     □ YES*              □ NO

Item 3B: Mr. David Schlachet                                                        Item 3B.1: Do you have a personal interest in this resolution*

□ FOR   □ AGAINST  □ ABSTAIN                                                                                     □ YES*               □ NO

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF MAZOR ROBOTICS LTD.

Item 4 :  Approve the future appointment of Mr. Gil Bianco and Ms. Sarit Soccary Ben-Yochanan as directors in a subsidiary wholly owned by the company and any future wholly owned subsidiary:

Item 4A: Mr.Gil Bianco                                                                    Item 4A.1: Do you have a personal interest in this resolution*

□ FOR   □ AGAINST  □ ABSTAIN                                                                                     □ YES*              □ NO

Item 4B:Ms. Sarit Soccary Ben-Yochanan                                  Item: 4B.1: Do you have a personal interest in this resolution*

□ FOR   □ AGAINST  □ ABSTAIN                                                                                     □ YES*               □ NO

Item 5: Approve a grant of options to Ms. Sarit Soccary Ben-Yochanan, director in the company. □ FOR □ AGAINST □ ABSTAIN Item 5A: Do you have a personal interest in this resolution* □ YES * □ NO

Item 6: Approval of the Company’s engagement for directors and officers liability insurance policy for 2013 and for engagement for directors and officers liability insurance policy for subsequent periods commencing from the expiration of the current insurance policy and up to 3 annual insurance terms in the aggregate.

□ FOR   □ AGAINST      □ ABSTAIN

Item 6A: Do you have a personal interest in this resolution*

□ YES *              □ NO

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF MAZOR ROBOTICS LTD.

Item 7: Approval a grant of options to Mr. Jonathan Adereth, the chairman of the board. □ FOR □ AGAINST □ ABSTAIN Item 7A: Do you have a personal interest in this resolution* □ YES * □ NO

End of resolutions

CERTIFICATION

* If the answer is “Yes” – provide details regarding the nature of the personal interest below:

1	Mark X or V clearly in the appropriate column, in accordance with your voting decision. Non-marking will be considered as an abstention from voting on that topic.

2	Mark X or V clearly in the appropriate column. Votes from shareholders who do not mark this column, or who mark “Yes” without providing details, will not be included in the tally of votes.

Signature ______________________	Date _________________